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SECURITIES A
Was

11020657

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, DC
189

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berry-Shino Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15100 N. 78th Way #100
(No. and Street)

Scottsdale	AZ	85260
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Berry 480-315-3660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian R. Lee, CPA, PC
(Name – *if individual, state last, first, middle name*)

2101 E. Broadway Road, Suite 7	Tempe,	AZ	85282-1735
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert L. Berry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berry-Shino Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Paul W. Osman
Notary Public-Arizona
Maricopa County
My Commission Expires 3/16/2011

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Contents

Independent Auditors' Report 1

Financial Statements 2
Statement of Financial Condition 3
Statement of Operations 4
Statement of Changes in Stockholders' Equity 5
Statement of Cash Flows .... 6 to 7
Notes to Financial Statements .... 8 to 20

Additional Information 21
Computation of Net Capital Under Rule 15c3-1 of SEC 22
Statement Regarding Rule 15c3-3 of SEC 23
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 .... 24 to 25

Brian R. Lee
CERTIFIED PUBLIC ACCOUNTANT
A Professional Corporation

www.brianleecpa.com
(480) 774-0852 • (480) 774-0857 FAX

2101 East Broadway Road, Suite 7 • Tempe, Arizona 85282-1735
P. O. Box 27952 • Tempe, Arizona 85285-7952

Independent Auditors' Report

To Board of Directors
Berry-Shino Securities, Inc.
Scottsdale, Arizona

We have audited the accompanying statement of financial condition of ***Berry-Shino Securities, Inc.*** (an Arizona C-Corporation and the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Berry-Shino Securities, Inc.*** as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, supplemental schedule of statement regarding Rule 15c3-3 of the Securities and Exchange Commission, and independent auditors' report on internal control required by SEC Rule 17a-5 contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brian R. Lee, CPA, P.C.
Tempe, Arizona
February 28, 2011

Financial Statements

Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	199,112
Receivables		
Brokers, dealers and clearing organizations		6,411
Draws on broker commissions and advances		
- Related parties - draws/advances		-
- Other (excluding related parties) - draws/advances		-
Other		-
Total receivables		6,411
Less allowance for doubtful accounts		-
Net receivables		6,411
Prepaid expenses		18,555
Securities owned		
Marketable, at market value		429,567
Not readily marketable, at estimated fair value		6,120
Total securities owned		435,687
Securities pledged to creditor		64,000
Property and equipment, less accumulated depreciation of $203,285		12,623
Other assets		2,541
Total Assets	**$**	**738,929**

Liabilities and Stockholders' Equity		
Liabilities		
Line of credit - bank	$	75,000
Payables: Brokers, dealers and clearing organizations		
- Related parties - broker commissions and other		986
- Other (excluding related parties)		3,657
Total payables: brokers, dealers and clearing organizations		4,643
Accounts payable and accrued liabilities		
- Related parties - accrued interest payable		-
- Other (excluding related parties)		7,787
Total accounts payable and accrued liabilities		7,787
Loans payable - FINRA		34,799
Former client settlement payable		-
Total Liabilities		122,229
Commitments and contingencies		-
Stockholders' equity		
Common stock - no par value, 10,000 shares authorized; 10,000 shares issued and 5,212 shares outstanding		3,497,526
Treasury stock - at cost, 4,788 shares		(538,500)
Accumulated deficit		(2,342,326)
Total Stockholders' equity		616,700
Total Liabilities and Stockholders' Equity	**$**	**738,929**

The accompanying notes are an integral part of these financial statements.

Statement of Operations
For the year ended December 31, 2010

Revenues		
Commissions - trading	$	74,487
Commissions and fees - investment banking		6,892
Commissions - other		225
Finders fee income		175,000
Underwriting		-
Net dealer inventory and investment gains/(losses)		114,112
Other Income		96
Total Revenues		370,812
Operating Expenses		
Employee compensation and benefits		87,941
Commissions and floor brokerage fees		158,392
Communications		26,072
Occupancy		48,772
Advertising		-
Professional fees		28,002
Regulatory expenses		13,862
Other operating expenses		46,911
Total Operating Expenses		409,952
Income (Loss) from Operations		(39,140)
Other Revenue (Expenses)		
Interest and dividends income		3,120
Interest expense		(9,833)
Total Other Revenue (Expenses)		(6,713)
Income (Loss) before Income Taxes		(45,853)
Provision for Income Taxes (Benefit)		
Current		50
Deferred		-
Total Provision for Income Taxes (Benefit)		50
Net Income (Loss)	$	(45,903)

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2010

Stockholders' Equity	Common Stock	Treasury Stock	Accumulated Deficit
Balances At December 31, 2009	$ 3,497,526	$ (538,500)	$ (2,296,423)
Net income (loss)			(45,903)
Balances At December 31, 2010	**$ 3,497,526**	**$ (538,500)**	**$ (2,342,326)**

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the year ended December 31, 2010

Cash Flows From Operating Activities	
Net Income (Loss)	$ (45,903)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	
Depreciation	5,607
(Gain) loss on sale of securities owned	(43,841)
Unrealized (gain)/loss on securities owned	(70,270)
(Increase) Decrease in	
Receivables - related parties	-
Receivables - other (excluding related parties)	(4,517)
Prepaid expenses	(635)
Securities owned	212,204
Other assets	(4)
Increase (Decrease) in	
Payables: Brokers, dealers and clearing organizations	
- Related parties - broker commissions and other	1,381
- Other (excluding related parties)	3,535
Accounts payable and accrued liabilities - related parties	-
Accounts payable and accrued liabilities - other (excluding related parties)	3,810
Total Adjustments	107,270
Net Cash Provided by (Used in) Operating Activities	*61,367*
Cash Flows From Investing Activities	
Purchases of Property and equipment	(1,339)
Net Cash Provided by (Used in) Investing Activities	*(1,339)*
Cash Flows From Financing Activities	
Net borrowings on line of credit - bank	75,000
Payments on loans payable - FINRA	(30,439)
Payments on former client settlement payable	(15,000)
Net Cash Provided by (Used in) Financing Activities	*29,561*
Net Increase (Decrease) in Cash and Cash Equivalents	89,589
Cash and Cash Equivalents, Beginning of Year	109,523
Cash and Cash Equivalents, End of Year	**$ 199,112**

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows (CONTINUED)
For the year ended December 31, 2010

Supplemental Disclosures of Cash Flow Information

Cash Paid During the Year for Interest	$	9,365
Cash Paid During the Year for Taxes	$	50

Noncash Investing and Financing Activities

Decrease to Securities Owned: Marketable with Reduction to Payables: Brokers, Dealers and Clearing Organizations - Related Parties - Broker Commissions and Other - - Transfer Shares to Broker	$	5,367

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2010

Note A –
Summary of Significant Accounting Policies and Nature of Operations

A summary of Berry-Shino Securities, Inc. (the Company's) significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Organization and Nature of Operations

Berry-Shino Securities, Inc. (an Arizona C-Corporation) engages in the business of conducting trades for clients and direct participation programs involving the private placement of interest in securities. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 of the Securities and Exchange Commission (SEC) and is registered with the Financial Industry Regulatory Authority (FINRA), and is subject to federal and state securities laws. The Company currently processes its trades through one clearing broker dealer. The Company has its main office and its office of supervisory jurisdiction located in Scottsdale, Arizona. The Company was incorporated in the State of Arizona on July 16, 1993 and began operations on that date. The Company has adopted a fiscal year end of December 31.

Methods of Accounting

The Company has adopted the accrual basis of accounting for financial statement purposes and cash basis for income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Secured Margin Overdraft

Margin accounts maintained by the Company at a clearing broker-dealer may become overdrawn. These accounts are secured by collateral held by the clearing broker-dealer.

Notes to Financial Statements
December 31, 2010

Note A – CONTINUED
Summary of Significant Accounting Policies and Nature of Operations

Receivables

The Company had receivables due from brokers, dealers and clearing organizations. $0 of the $6,411 total receivables was over 90 days past due at December 31, 2010. The Company has no allowance for doubtful receivables as of December 31, 2010 as it considers these receivables fully collectible as of that date. These receivables are generally non-interest bearing financial instruments for the Company.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life of the assets, which generally range from 3 to 7 years for financial reporting purposes and from 3 to 39 years for income tax purposes. Leasehold improvements, portion of property and equipment, are amortized over the lesser of the economic useful life of the improvement or the term of the lease. The Company uses straight-line and double-declining balance methods for financial reporting purposes and accelerated methods for tax purposes.

The Company reviews its property and equipment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of these assets exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2010.

Discretionary Liabilities

The Company records discretionary compensation, even though certain discretionary liabilities, such as a noncontractual bonus accrual, may be added back to the Company's net worth for determining net capital. Discretionary liabilities are estimated and recorded based on appropriateness of the accrual for the statement of financial position date but are subject to changes in estimate with new information from management as to probability of payment of these amounts.

Notes to Financial Statements
December 31, 2010

Note A – CONTINUED
Summary of Significant Accounting Policies and Nature of Operations

Revenues

The Company's main sources of revenue are from: (1) trading commissions, (2) investment banking commissions and fees, and (3) finders fee income. In addition, the Company has earned revenue from underwriting but it had no revenue from this source during 2010.

The Company, as a broker-dealer, records trading commissions gross and recognizes related revenues on a trade date basis. The Company processes trades on the stock market for clients. These trades are handled through third-party executing brokers and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company also receives income from commissions paid by mutual funds, insurance companies and transfers also known as trailers. These funds are earned when transactions are generated by brokers. The mutual funds and insurance companies issue commission checks to the Company periodically for initial placements. Trailer commissions are generally paid quarterly.

The Company receives revenues from investment banking commissions and fees. For the investment banking commissions, the Company acts as an agent for private placement offerings and earns a commission on the offerings, net of syndicate expenses. Investment banking commissions and fees are recorded on an accrual basis. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the issuer. In accordance with selling agreements and management discretion, the payment of commissions is contingent upon the Company's receipt of amounts due from the various offering sponsors in the future periods.

The Company also receives revenues from finders fee income. Essentially, finders fee income is earned when the terms of the finders fee agreement are met and the fee is paid.

As noted in FASB ASC 940-20-05-10, there are several different ways in which a broker-dealer may participate in the underwriting of a new issue of securities. The broker-dealer may be the managing or lead underwriter, a member of the syndicate, or a member of the selling group (how the Company participated in an underwriting during 2009). As discussed in FASB ASC 940-605-25-2, the fee revenue relating to the underwriting commitment should be recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. This will generally be at the point at which all of the following have occurred (which may or may not be prior to the settlement date of the issue): (a) The issuer's registration statement has become effective with the SEC, or other offering documents are finalized (as opposed to the closing or settlement date); (b) The broker-dealer has made a firm commitment for the purchase of the shares or debt from the issuer; and (c) The broker-dealer has been informed of the exact number of shares or the principal amount of debt that it has been allotted (if it is not the lead underwriter of an undivided offering).

Notes to Financial Statements
December 31, 2010

Note A – CONTINUED
Summary of Significant Accounting Policies and Nature of Operations

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $0 for the year ended December 31, 2010.

Note B –
Related Party Transactions

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2010:

Payables: Brokers, dealers and clearing organizations – Related parties – broker commissions and other	Amount
(payable due broker - commissions – stockholder (R. Berry, a stockholder of Company)	$986
Total	**$986**

Operating Expenses – included as part of Occupancy	Amount
(rent – office space (LPC Investments, LLC), (the owner of LPC Investments, LLC is president of Legacy Integrity Group, Inc., the majority stockholder of the Company)	$36,571
Total	**$36,571**

One stockholder is paid commissions.

Notes to Financial Statements
December 31, 2010

Note C – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances any may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

Fair Value Measurements on a Recurring Basis
As of December 31, 2010

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS				
Securities owned:				
Equities	$435,687	$435,687	-	-
Securities pledged to creditor	64,000	64,000	-	-
Total	**$499,687**	**$499,687**	**$ -**	**$ -**

Notes to Financial Statements
December 31, 2010

Note D –
Property and Equipment

Property and equipment consisted of the following at December 31, 2010:

Furniture and Fixtures		$ 43,616
Computers and Equipment		31,404
Computer Software		4,388
Leasehold Improvements		136,500
		215,908
Accumulated Depreciation		(203,285)
	Total	**$ 12,623**

Note E –
Line of Credit - Bank

The Company has a $75,000 (amount reduced from $150,000 during 2010 and related guarantors, Julian L. Fruhling and Tamara B. Fruhling released by bank with the line of credit reduction) line of credit arrangement through June 10, 2011 with First International Bank and Trust. Interest is payable at a variable rate indexed at 3.4% above the base rate on corporate loans posted by at least 70% of the 10 largest U.S. banks known as the Wall Street Journal U.S. prime rate. The note is collateralized by securities collateralized to the creditor (marketable equity securities). Robert L. Berry and Caroline A. Berry are guarantors of the line. The outstanding balance on this line of credit at December 31, 2010 was $75,000.

Notes to Financial Statements
December 31, 2010

Note F –
Long-Term Obligations

Long-term obligations [including loans payable due to Financial Industry Regulatory Authority (FINRA) for fine assessments and former client settlement payable on statement of financial condition] consisted of the following at December 31, 2010:

Loan payable - FINRA, unsecured, monthly payments of $2,826 including interest at 9.5% per annum, due through January 2012	$ 34,799
	34,799
Current Portion	(31,975)
Total	**$ 2,824**

Future minimum annual principle payments on long-term obligations are as follows at December 31, 2010: 2011 - $31,975; 2012 - $2,824.

The Company entered into two loans payable to FINRA during January 2008 relating to regulatory expenses (fines assessed to the Company by FINRA) and the start date for each of these two loans was January 29, 2008. The loan amounts of $30,000 and $112,500 are payable over 24 months and 48 months, respectively, and the annual interest rate on each loan is 9.5%. FINRA assessed fines was included in regulatory expenses on the statement of operations during the year ended December 31, 2007. The $30,000 loan was paid in full during January 2010.

Notes to Financial Statements
December 31, 2010

Note G –
Income Taxes

The Company files its own federal and state income tax returns. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Deferred taxes consist of the following at December 31, 2010:

	Current	Noncurrent
Deferred tax assets	$ -	$ 477,844
Deferred tax liabilities	-	-
Valuation allowance	-	(477,844)
Total	$ -	$ -

A valuation allowance has been established to eliminate the net deferred tax benefit due to uncertainty as to whether the tax benefits will ever be realized.

At December 31, 2009, the Company had a federal net operating loss carryforward, after reduction relating to taxable income for 2009 of $97,557 for federal, available to reduce future taxable income of $1,267,887. This federal net operating loss carryfoward expires beginning in 2020. At December 31, 2009, the Company had Arizona net operating loss carryforward, after reduction relating to Arizona income before net operating loss for 2009 of $108,648 for Arizona, available to reduce future taxable income of $515,101. This Arizona net operating loss carryforward expires beginning in 2007. The Company's 2010 income tax returns have not yet been prepared as of the independent auditors' report date. The recoverability of these loss carryforwards is contingent upon the Company's ability to generate future taxable income and accordingly will be recognized as the Company generates taxable income.

The Company did pay a $50 minimum tax for Arizona during 2010 relating to the 2009 state tax return.

Notes to Financial Statements
December 31, 2010

Note H – Commitments and Contingencies

Operating Leases

The Company conducts its operations in Scottsdale, Arizona offices under an operating lease that expires during May 2014. A lease renewal for this operating lease was entered into during January 2010 but was retroactive to June 1, 2009. This operating lease for office space is with LPC Investments, LLC. The owner of LPC Investments, LLC is president of Legacy Integrity Group, Inc., the majority stockholder of the Company. The Company has another operating lease for a copier machine. The following is a schedule by years of future minimum rental payments required under the Company's leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2010.

Year Ending December 31,		Amount
2011		$ 41,458
2012		39,038
2013		38,232
2014		15,930
2015		-
2016 and thereafter		-
	Total	**$134,658**

Total rent expense for the year ended December 31, 2010 was $40,806.

Litigation and/or Arbitrations

The Company may be a party to various legal actions arising from the normal course of business. In management's opinion, the Company has adequate legal defenses, and does not believe the outcome of such legal actions will materially affect the Company's operation and/or financial position.

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2010 upon the capital expenditures, net income (loss), financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with applicable federal and state requirements.

Concentration of Risk - Geographic Concentration

The Company currently has customers in approximately 30 states within the United States (higher volumes of revenues relating to customers in Arizona, New York and California) and approximately 6 foreign countries (higher volumes of activity in United Kingdom, Jamaica and Germany) with no concentrations of revenues in any specific geographical location.

Notes to Financial Statements
December 31, 2010

Note H – CONTINUED
Commitments and Contingencies

Concentration of Risk – Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash balances at banks and its clearing broker dealer, although the Company did not exceed the related federal deposit insurance and/or other insurance (SIPC - Securities Investor Protection Corporation) coverage limits, as applicable, during the year ended December 31, 2010.

Off-Balance-Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to one other New York Stock Exchange member firm on a fully-disclosed basis. The agreements between the Company and their clearing broker dealers provide that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker dealer's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral, or to reduce positions when necessary.

Other Contingencies

During and subsequent to 2010, financial markets as a whole have incurred significant fluctuations in values. Because the values of individual investments fluctuate with market conditions, the amount of investment losses that the Company might recognize in future financial statements, if any, cannot be determined.

Note I –
Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform (SEC) Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2010, the Company had net capital of $398,842, which was $298,842 in excess of its required net capital of $100,000. The Company's net capital ratio was 31 to 1.

Notes to Financial Statements
December 31, 2010

Note J –
Fair Values of Financial Instruments

FASB 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amount reported in the statement of financial position for cash and cash equivalents approximates their fair value because of the short maturity of these instruments.

Receivables

The fair value of receivables due from brokers, dealers and clearing organizations and from draws on broker commissions and advances is not determinable since these financial instruments are not readily marketable. Management maintains an allowance for doubtful receivables relating to these receivables, when needed.

Line of Credit - Bank

The fair value of the line of credit – bank is not determinable since this financial instrument is not readily marketable.

Payables: Brokers, dealers and clearing organizations

The fair value of the payables: brokers, dealers and clearing organizations is not determinable since these financial instruments are not readily marketable.

Accounts Payable and Accrued Liabilities

The fair value of the accounts payable and accrued liabilities is not determinable since these financial instruments are not readily marketable.

Notes to Financial Statements
December 31, 2010

Note J – CONTINUED
Fair Values of Financial Instruments

Loans Payable - FINRA

The fair value of the loans payable - FINRA is not determinable since these financial instruments are not readily marketable.

Note K –
Recent Accounting Pronoucements

In September 2006, FASB ASC 820, *Fair Value Measurement*, was issued. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures regarding fair value measurements. FASB 820 does not require any new fair value measurements, but its application may, for some entities, change current practice. Changes to current practice stem from the revised definition of fair value and the application of this definition within the framework established by FASB 820. FASB 820 is effective for fiscal years beginning after November 15, 2007.

In February 2007, FASB ASC 825, *Financial Instruments*, was issued. FASB ASC 825 permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FASB 825 is effective for fiscal years beginning after November 15, 2007.

In April 2009, FASB ASC 320, *Recognition and Presentation of Other-Than-Temporary Impairments*, was issued. FASB ASC 320 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. FASB ASC 320 did not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FASB ASC 320 is effective for fiscal years ending after June 15, 2009.

In May 2009, FASB ASC 855, *Subsequent Events*, was issued. The objective of FASB ASC 855 is to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC 855 should not result in significant changes in the subsequent events that an entity reports. FASB ASC 855 is effective for fiscal years ending after June 15, 2009.

Notes to Financial Statements
December 31, 2010

Note L –
Subsequent Events

No events occurred subsequent to the December 31, 2010 statement of financial condition date and through February 28, 2011, the date the financial statements were issued, which require disclosure in the financial statements, other than as disclosed in the next two paragraphs of this subsequent events note to the financial statements.

Legacy Bank (Legacy Bank, formerly owned by Legacy Integrity Group, Inc., a holding company which is also the majority stockholder of the Company) in Scottsdale, Arizona was closed by the Arizona Department of Financial Institutions during early January 2011. The impact from this bank failure has not changed the operations of the Company as of the date of the independent auditors' report.

A notice of assignment was executed by Legacy Integrity Group, Inc. ("LIG") during February 2011 as part of a settlement agreement. It calls for all distributions and dividends on account of Company shares it owns, to assignees referenced in the notice of assignment, whether in cash or in kind, to which LIG may be entitled up to the total aggregate amount of $3,000,000, plus amounts for accrued and unpaid property taxes, certain legal fees, less the fair market value of certain real property, from the date of the notice of assignment and continuing until the amount has been paid to the assignees. The Company accepted and agreed to this notice of assignment.

Additional Information

Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Net Capital

Total stockholders' equity qualified for net capital	$ 616,700
Additions	
Subordinated liabilities allowable in computations of net capital	-
Total capital and allowable subordinated borrowings	616,700
Deductions for non-allowable assets	
Receivables - over 30 days	263
Securities - not readily marketable	70,120
Furniture, equipment, and leasehold improvements, net	12,623
Other assets	21,096
Net capital before haircuts on securities positions (tentative net capital)	512,598
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))	
Other securities	(64,435)
Undue concentration	(49,321)
Total	**$ 398,842**

Aggregate Indebtedness

Items Included in Statement of Financial Condition	
Accounts Payable, Accrued Expenses, Short-Term Debt and Unsecured Debt	$ (122,229)
Other Unrecorded Amounts	-
	$ (122,229)

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	**$ 100,000**
Excess Net Capital	**$ 298,842**
Ratio: Aggregate Indebtedness to Net Capital	**31 to 1**

Reconciliation with Company's Computation
(included in Part II of Form 17a-5(a) as of December 31, 2010)

Net Capital, as Reported in Company's Part II (Unaudited FOCUS Report Filed January 24, 2011)	**$ 398,843**
Net audit adjustments, if any (rounding difference only)	**(1)**
Net Capital Per Above	**$ 398,842**

Supplemental Schedule of Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

The Company is exempt from Rule 15c3-3 pursuant to paragraph (K)(2)(ii).

Brian R. Lee
CERTIFIED PUBLIC ACCOUNTANT
A Professional Corporation
www.brianleecpa.com
(480) 774-0852 • (480) 774-0857 FAX
2101 East Broadway Road, Suite 7 • Tempe, Arizona 85282-1735
P. O. Box 27952 • Tempe, Arizona 85285-7952

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To Board of Directors
Berry-Shino Securities, Inc.
Scottsdale, Arizona

In planning and performing our audit of the financial statements of ***Berry-Shino Securities, Inc.*** (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian R. Lee, CPA, P.C.
Tempe, Arizona
February 28, 2011

Berry-Shino Securities, Inc.

Financial Statements

And Independent Auditors' Report

Year Ended December 31, 2010

Brian R. Lee
CERTIFIED PUBLIC ACCOUNTANT
A Professional Corporation

www.brianleecpa.com
(480) 774-0852 • (480) 774-0857 FAX

2101 East Broadway Road, Suite 7 • Tempe, Arizona 85282-1735   P. O. Box 27952 • Tempe, Arizona 85285-7952

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

February 28, 2011

Board of Directors
Berry-Shino Securities, Inc.
15100 N. 78th Way, Suite 100
Scottsdale, Arizona 85260

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Berry-Shino Securities, Inc. and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and Securities Investor Protection Corporation (SIPC), specified parties of report, solely to assist you and the other specified parties in evaluating Berry-Shino Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Berry-Shino Securities, Inc.'s management is responsible for Berry-Shino Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Check journals including disbursement(s) and copies of any related disbursement transactions requested such as check copy for assessment payment in Form SIPC-7] (as originally filed on February 25, 2011, and as amended on February 28, 2011) noting no differences (with Form SIPC-7, as amended February 28, 2011);

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 (as originally filed on February 25, 2011, and as amended on February 28, 2011) for the year ended December 31, 2010, noting no differences (with Form SIPC-7, as amended February 28, 2011);

3. Compared any adjustments reported in Form SIPC-7 (as originally filed on February 25, 2011, and as amended on February 28, 2011) with supporting schedules and working papers (including excel schedule, statement of income (loss) portion of FOCUS reports filed previously for quarters ended March 31, 2010, June 30, 2010, September 30, 2010, and December 31, 2010, and accrual basis internally prepared "profit & loss" financial statements for year ended December 31, 2010, and quarters ended March 31, 2010, June 30, 2010, September 30, 2010, and December 31, 2010, as applicable) noting no differences (with Form SIPC-7, as amended February 28, 2011);

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 (as originally filed on February 25, 2011, and as amended on February 28, 2011) and in the related schedules and working papers (including excel schedule, statement of income (loss) portions of FOCUS report filed previously for quarters ended March 31, 2010, June 30, 2010, September 30, 2010, and December 31, 2010, and accrual basis internally prepared "profit & loss" financial statements for year ended December 31, 2010, and quarters ended March 31, 2010, June 30, 2010, September 30, 2010, and December 31, 2010, as applicable) supporting the adjustments noting no differences (with Form SIPC-7, as amended February 28, 2011); and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 (as originally filed on February 25, 2011, and as amended on February 28, 2011) on which it was originally computed noting no differences (with Form SIPC-7, as amended February 28, 2011), if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Brian R. Lee

Brian R. Lee
Certified Public Accountant